August 1, 2006


Tia Jenkins
U.S. Securities and Exchange Commission
Office of Emerging Growth Companies
100 F Street, NE
Washington, DC 20549-3561


Re:  G/O International, Inc., a Colorado corporation (the "Company")

     Amendment No. 1 to Annual Report on Form 10-KSB for the calendar year ended December 31, 2005
     Commission File No. 000-24688

     Amendment No. 1 to Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2006
     Commission File No. 000-24688


Dear Ms. Jenkins:

     Attached hereto are the above-referenced Forms, which have been prepared in response your comment letter dated July 10, 2006. The paragraphs containing these revisions have also been marked with the standard and tags.

     1. The disclosure under Item 8A of the above-referenced Annual Report has been revised to clarify that the Company's controls and procedures are effective, rather than effectively designed.

     2. This disclosure has also been revised in accordance with your Comment No. 2 and Rule 13a-15(e) of the Securities and Exchange Commission.

     3. The Controls and Procedures disclosure has also been revised to comply with the requirements of Item 308(c) of Regulation S-B.

     4. In the disposition of our majority-owned subsidiary, Waterbury Resources, Inc., which involved the forgiveness of debt, in the March 31, 2006 financial statements, the Company initially treated the item as a disposition with a gain of $688,847 being accounted for as a gain in the statement of operations. APB No. 26, paragraph 20, footnote 1, states that the forgiveness of debt by a related party should be treated as a capital transaction. As a result, the financial statements have been corrected to reflect this gain as an addition to additional paid-in capital with a corresponding decrease in the gain on forgiveness of debt resulting in a net loss for the period.


     5.   The March 31, 2006 financial statements include a disclosure (Note
3) stating that the financials have been restated and the nature of the restatement in accordance with paragraph 26 of SFAS 154.


     6. The above-referenced Form 10-QSB has been revised in accordance with the applicable comments above. It has also been revised to address the effect of the restatement on the Company's conclusions as to the effectiveness of its disclosure controls and procedures.

     In addition, the Company acknowledges that:

     * it is responsible for the adequacy and accuracy of the disclosure in the filings;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me with any additional comments or questions you may have. You may fax any correspondence to (972) 767-3370. You may also call me at (469) 233-6258.

Regards,

/s/Brian E. Rodriguez

Brian E. Rodriguez